ALLIED GOLD MINING PLC

Incorporated in England and Wales
Registered Number 7553802

Allied Gold Mining PLC ("Allied Gold" or "the Company")

6 February 2012

MINERAL RESOURCES AUTHORITY (MRA) CONFIRMS SIMBERI LICENCES IN GOOD STANDING. LANDOWNERS PUBLICLY SUPPORT SIMBERI OPERATIONS.

Allied Gold Mining Plc notes recent speculation in the Papua New Guinea media and comments by some provincial and island representatives about the company's US$250m Simberi gold mine and rejects suggestions landowners are seeking to replace it as the 100% owner and operator of the mine.

The Company immediately contacted PNG's Mineral Resources Authority (MRA) to raise concerns about the media speculation regarding licences ML 136 (which covers the eastern half of Simberi where mining currently takes place) and EL 609 (which is the exploration licence covering the western half of the islands and nearby Tabar islands.

The MRA has acted expeditiously and responsibly in confirming in writing that both ML136 and EL609 are legally in good standing and that no actions relating to the mining or exploration areas of the Company were pending.

The MRA is the authority which independently monitors, on an ongoing basis, all mining companies' obligations in relation to operating and exploration tenements in Papua New Guinea. Since the inception of the Simberi mining operations, the Company has worked closely with the MRA and other respective government departments to ensure regulatory compliance and will continue to do so in the future.

The Company welcomes the decisive action of the MRA and its officers which protects the Company from misinformation that threatens the international investor confidence of the PNG mining sector.

The Company welcomes the confidence shown by the traditional Simberi Landowner Group for ML136, which publicly stated last week its continued support for the Company and its operations.

The Company continues to work in conjunction with Landowners, the MRA and all interested and affected stakeholders to deliver ongoing benefits to the local and surrounding Simberi communities, including long term employment, improved health and education infrastructure and integration of local Landowners into sustainable business development opportunities.

The Company has been operating for over four (4) years and has been in compliance with all regulatory approvals. The Company has produced in excess of 250,000 ounces and employs over 600 people. It is increasing its annualised production to 100,000 ounces through an expansion to 3.5mtpa, which will be completed in the third quarter of 2012.

For further information, please contact:

Allied Gold Mining PLC (*Investor and Media*) - Simon Jemison
+61 418 853 922

RBC Capital Markets (*Joint Corporate Brokers*) - Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (*Joint Corporate Brokers*) - Jonathan Walker/Michael Shaw / Ashton Clanfield
+44 (0) 207 710 7600

Buchanan (*Financial PR Advisor*) - Bobby Morse / James Strong / Cornelia Browne
+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company. It is a FTSE250 and ASX 300 constituent and listed on the London Stock Exchange's Main Market, Toronto Stock Exchange and the Australian Securities Exchange with the symbol ALD. It owns 100% of the Simberi gold project located on Simberi Island, the northern most island of the Tabar Islands Group in the New Ireland Province of eastern PNG, and has a 100% interest in the Gold Ridge gold project located on Guadalcanal Island in the Solomon Islands.

Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is rapidly ramping up production and targeting a run rate of 200,000oz pa during 2012.